UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Brainstorm Cell Therapeutics Inc.
________________________________________________
(Name of Issuer)

Common Stock, par value $.00005 per share
________________________________________________
(Title of Class of Securities)

10501E 10 2
________________________________________________
(CUSIP Number)

Chaim Lebovits
ACCBT Corp.
Morgan & Morgan Building
Pasea Estate, Road Town, Tortola
BVI
Tel. (212) 557-9000
________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 2, 2007
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10501E 10 2	Schedule 13D

1.	Name of Reporting Person ACCBT Corp.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source Of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

British Virgin Islands

Number of	7.	Sole Voting Power
Shares		61,131,925
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With:		61,131,925

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 61,131,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

70.3%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 10501E 10 2	Schedule 13D

1.	Name of Reporting Person ACC International Holdings Ltd.
       I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source Of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

British Virgin Islands

Number of	7.	Sole Voting Power
Shares		61,131,925
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With:		61,131,925

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

61,131,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

70.3%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 10501E 10 2	Schedule 13D

1.	Name of Reporting Person Chaim Lebovits
       I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source Of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

British Virgin Islands

Number of	7.	Sole Voting Power
Shares		61,131,925
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With:		61,131,925

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

61,131,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

70.3%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

Item 1 is amended as follows:

This Amendment No. 1 (the “Amendment”) to the Schedule 13D filed on July 12, 2007 (the “Original Filing”) is being filed by ACC International Holdings Ltd. (“Holdings”), ACCBT Corp. (“ACCBT”) and Chaim Lebovits (“Mr. Lebovits”, together with Holdings and ACCBT, the “Reporting Persons”) to disclose the acquisition of beneficial ownership of the following additional shares of common stock, $.00005 par value (the “Common Stock”) of Brainstorm Cell Therapeutics Inc. (the “Company” or “Brainstorm”): (i) an aggregate of 6,875,000 shares of Common Stock (the “Subscription Shares”) acquired by ACCBT pursuant to that certain Subscription Agreement, dated as of July 2, 2007 (the “Subscription Agreement”), between ACCBT and Brainstorm, (ii) 7,562,500 shares of Common Stock subject to a warrant acquired by ACCBT pursuant to the terms of the Subscription Agreement (the “Subscription Agreement Warrant”), (iii) 200,000 shares of Common Stock purchased in the open market by ACCBT, and (iv) 3,181,925 shares of Common Stock subject to a warrant (the “Ramot Warrant”) that may be acquired by ACCBT (or by designees of ACCBT) from Ramot at Tel Aviv University Ltd. (“Ramot”).

The Company’s principal executive offices are located at 110 East 59th Street, New York, NY 10022.

Item 2. Identity and Background

The Reporting Persons are: ACC International Holdings Ltd., ACCBT Corp. and Chaim Lebovits. A copy of their agreement in writing to file this Amendment on behalf of each of them is incorporated herein by reference as Exhibit 1.

Holdings holds 100% of the outstanding equity of ACCBT. Mr. Lebovits is the sole director of Holdings and ACCBT.

Holdings is a corporation organized under the laws of the British Virgin Islands. Holdings is a holding company for several businesses.

ACCBT is a corporation organized under the laws of the British Virgin Islands. The principal business of ACCBT is to hold securities in biotechnology companies.

Mr. Lebovits is an individual who is a private investor and the current President of the Company. Mr. Lebovits is a citizen of Israel and the United States.

Holdings’, ACCBT’s and Mr. Lebovits’ principal business address is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, BVI.

(d) and (e): During the past five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended as follows:

On August 20, 2007, ACCBT acquired the Subscription Shares and the Subscription Agreement Warrant for aggregate consideration of $1,250,000 (a per share purchase price equal to $0.1818). ACCBT paid $1,000,000 of the consideration in cash and $250,000 was paid by application and cancellation of the outstanding principal amount under that certain $250,000 8% Convertible Promissory Note dated as of May 7, 2007 issued by Brainstorm to ACCBT.

ACCBT used cash on hand to acquire the 200,000 shares of Common Stock purchased in the open market from August 9, 2007 through August 15, 2007.

The Ramot Warrant may be acquired by ACCBT (or by designees of ACCBT) pursuant to the terms of a Warrant Purchase Agreement (the “Purchase Agreement”), dated as of August 2, 2007, by and between ACCBT and Ramot. The Purchase Agreement provides that, upon the satisfaction of certain closing conditions, on August 31, 2007, Ramot shall sell to ACCBT (or to designees of ACCBT), and ACCBT shall purchase from Ramot, a warrant to purchase an aggregate of 3,181,925 shares of Common Stock of the Company for an aggregate purchase price of $636,385. The Ramot Warrant is exercisable at any time for an exercise price per share equal to $0.01. The Ramot Warrant will expire on November 4, 2010. ACCBT has not yet acquired the Ramot Warrant. However, because ACCBT may acquire the Ramot Warrant at any time, and because the Ramot Warrant may be exercised at any time upon acquisition, ACCBT may be deemed the beneficial owner of the Ramot Warrant and of the shares of Common Stock subject to the Ramot Warrant. ACCBT will use cash on hand to purchase the Ramot Warrant if it elects to purchase the Ramot Warrent.

Item 4. Purpose of Transaction

Item 4 is amended as follows:

The purpose of the acquisition of the Subscription Shares, the Subscription Agreement Warrant, the 200,000 shares of Common Stock purchased in the open market and the Ramot Warrant is to make a long term investment to fund Brainstorm for general corporate and working capital purposes and to acquire additional shares of Brainstorm.

(a) ACCBT may acquire additional shares and warrants pursuant to the Subscription Agreement on such closing dates as are set forth in the Subscription Agreement.

(d) In connection with the transactions contemplated by the Subscription Agreement, Mr. Lebovits was appointed President of the Company. In addition, the Subscription Agreement provides that immediately following the first closing and thereafter, ACCBT will have the right to appoint 40% of the members of the Board of Directors of the Company. Upon payment by ACCBT to the Company of the first $2,000,000 of the total consideration for the shares and warrants, ACCBT will have the right to appoint 50.1% of the Board of Directors of the Company. ACCBT’s right to designate members of the Board of Directors of the Company will automatically terminate at such time as ACCBT holds less than 5% of the issued and outstanding shares of capital stock of the Company.

(e) As a result of the acquisition of the Subscription Shares, the Subscription Agreement Warrant, and the 200,000 shares of Common Stock purchased by ACCBT in the open market, there has been a material change in the present capitalization of the Company. If ACCBT acquires additional shares and warrants under the Subscription Agreement and/or if ACCBT acquires and exercises the Ramot Warrant, there will be an additional material change in the capitalization of the Company.

Except as set forth above in response to this Item 4, the Reporting Persons do not presently have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 61,131,925 shares of Common Stock of the Company. Of the 61,131,925 shares of Common Stock beneficially owned by the Reporting Persons, (i) 22,687,500 shares are subject to warrants that may be acquired and exercised at any time by ACCBT pursuant to the Subscription Agreement, (ii) 7,562,500 shares are subject to the Subscription Agreement Warrant, (iii) 20,625,000 shares may be acquired at any time by ACCBT pursuant to the Subscription Agreement, and (iv) 3,181,925 shares are subject to the Ramot Warrant that may be acquired and exercised at any time by ACCBT pursuant to the Purchase Agreement.

The 61,131,925 shares of Common Stock beneficially owned by the Reporting Persons represent 70.3% of the total number of shares of Common Stock of the Company outstanding as of August 15, 2007, assuming (i) the Subscription Agreement Warrant had been exercised in full, (ii) the Ramot Warrant had been acquired and exercised in full, and (iii) all other shares and warrants that may be acquired by ACCBT under the Subscription Agreement had been acquired and exercised in full by ACCBT as of August 15, 2007.

(b) ACCBT has and will have sole voting power and sole dispositive power over the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(c) On August 20, 2007, ACCBT acquired the Subscription Shares and the Subscription Agreement Warrant for aggregate consideration of $1,250,000(a per share purchase price equal to $0.1818). ACCBT paid $1,000,000 of the consideration in cash and $250,000 was paid by application and cancellation of the outstanding principal amount under that certain $250,000 8% Convertible Promissory Note dated as of May 7, 2007 issued by Brainstorm to ACCBT.

ACCBT used cash on hand to acquire the 200,000 shares of Common Stock purchased in the open market from August 9, 2007 through August 15, 2007.

The Ramot Warrant may be acquired by ACCBT(or by designees of ACCBT) pursuant to the terms of a Warrant Purchase Agreement (the “Purchase Agreement”), dated as of August 2, 2007, by and between ACCBT and Ramot. The Purchase Agreement provides that, upon the satisfaction of certain closing conditions, on August 31, 2007, Ramot shall sell to ACCBT(or to designees of ACCBT) , and ACCBT shall purchase from Ramot, a warrant to purchase an aggregate of 3,181,925 shares of Common Stock of the Company for an aggregate purchase price of $636,385. The Ramot Warrant is exercisable at any time for an exercise price per share equal to $0.01. The Ramot Warrant will expire on November 4, 2010. ACCBT has not yet acquired the Ramot Warrant. However, because ACCBT may acquire the Ramot Warrant at any time, and because the Ramot Warrant may be exercised at any time upon acquisition, ACCBT may be deemed the beneficial owner of the Ramot Warrant and of the shares of Common Stock subject to the Ramot Warrant. ACCBT will use cash on hand to purchase the Ramot Warrant if it elects to purchase the Ramot Warrent.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended as follows:

ACCBT is a party to (i) the Purchase Agreement providing for the purchase and sale of the Warrant, and (ii) an Accession to Terms, dated August 1, 2007, pursuant to which ACCBT agreed to be bound by and subject to the terms and conditions of the Second Amended and Restated Registration Rights Agreement, dated August 1, 2007, between Ramot and the Company providing for the registration for resale under the Securities Act of 1933, as amended, of the shares subject to the Ramot Warrant.

Item 7. Material to be filed as Exhibits.

Exhibit	Description

1.
Form of Joint Filing Agreement, dated as of July 12, 2007, by and among ACC International Holdings Ltd.,
ACCBT Corp. and Chaim Lebovits, is incorporated herein by reference to Exhibit 1 to the Original Filing.

2.	Warrant Purchase Agreement, dated as of August 1, 2007, by and between ACCBT Corp. and Ramot at Tel Aviv University Ltd.

3.	Accession to Terms, dated August 1, 2007, entered into by ACCBT Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

ACC INTERNATIONAL HOLDINGS LTD.

Date: August 23, 2007	By:	/s/ Chaim Lebovits
Name/Title: Chaim Lebovits/Director

ACCBT CORP.

Date: August 23, 2007	By:	/s/ Chaim Lebovits
Name/Title: Chaim Lebovits/Director

Date: August 23, 2007	/s/ Chaim Lebovits
Chaim Lebovits